vnu

RECEIVED

2004 MAY 13 A 9:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

04030061

SUPPL

Date	May 3, 2004
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed a press release dated May 3, 2004:

VNU ACQUIRES FULL OWNERSHIP OF MUSIC CONTROL AND AIRCHECK.

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

With kind regards,
VNU bv

Rob de Meel
SVP

dlw 5/17

01 02.99

Press release

Date May 3, 2004

VNU ACQUIRES FULL OWNERSHIP OF MUSIC CONTROL AND AIRCHECK

Haarlem, The Netherlands – VNU, a leading global information and media company, today announced that it has purchased the remaining stake in its two European-based radio airplay-monitoring businesses, Music Control and Aircheck. Together they represented a total revenue of EUR 6.5 million in 2003.

Music Control is a radio airplay-monitoring business based in Germany and Ireland. Prior to the purchase, VNU owned a minority stake in the company. Music Control operates in Germany, Italy, Switzerland, Austria, UK, Spain, Portugal, France, Belgium, Ireland, Scandinavia, Greece and Mexico. Its major clients are record labels, recording industry associations and radio stations.

Aircheck is a radio airplay-monitoring business operating in the Netherlands. Aircheck monitors the airplay output of 20 radio stations. Prior to the purchase, VNU owned a majority stake in the company.

Both businesses will remain part of Nielsen Entertainment, which is part of VNU's Media Measurement & Information Group.
"The acquisition of these two radio airplay-monitoring businesses helps bolster Nielsen Entertainment's international reach and Nielsen Music," said Michael P. Connors, Chairman and CEO of VNU's Media Measurement & Information Group. "It is another step in providing our clients with a wider array of information to help their businesses."

Both transactions have been approved by the relevant regulatory authorities.

VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research), business information (Billboard, The Hollywood Reporter, Computing, Intermediair) and directory publishing (Golden Pages).
VNU is active in more than 100 countries, with headquarters in Haarlem, The Netherlands and New York, USA. The company employs 38,000 people. Total revenues amounted to EUR 3.9 billion in 2003. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com

VNU Media Measurement and Information Group
The Media Measurement & Information Group is part of VNU and is the global leader in information services for the media and entertainment industries. Active in more than 40 major

Press release

markets worldwide and powered by leading-edge technology and specialized expertise, the Group serves the information and marketing needs of the television and radio industries, advertisers, agencies, media planners, music companies, publishers, motion-picture studios, distributors and exhibitors, and the Internet industry.

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00